MAYFAIR BOLSTERS EXECUTIVE TEAM WITH ADDITION OF VETERAN CFO

VANCOUVER, British Columbia, April 7, 2026 – Mayfair Gold Corp. (“Mayfair”, “Mayfair Gold” or the “Company”) (NYSE American: MINE; TSX-V: MFG) is pleased to announce the appointment of Kevin Annett as Chief Financial Officer of the Company (“CFO”), effective April 7, 2026.

Kevin Annett, CPA, is a seasoned mining finance executive with over 15 years of experience spanning project construction, operations, and corporate leadership. He most recently served as Chief Financial Officer, North America at Barrick Mining Corporation, where he led financial strategy, planning, and governance for the company’s largest region, with a strong focus on disciplined capital allocation and value creation.
Earlier in his career, he held progressively senior roles across Barrick and Detour Gold. Mr. Annett holds a CPA designation and an Honours degree in finance and economics from the University of New Brunswick, and has completed the Advanced Management Program at The Wharton School.

With the announcement of Kevin Annett joining Mayfair as CFO, Mayfair plans to complete a non-brokered private placement with Mr. Annett for gross proceeds of approximately $250,000 (the “Private Placement”). The Company expects to use the net proceeds from the Private Placement towards advancing the Fenn-Gib gold project in Ontario (“Fenn-Gib” or the “Project”).

Nick Campbell, CEO of Mayfair Gold, stated, “Kevin has exactly the kind of experience that will prove invaluable to Mayfair as we advance Fenn-Gib Gold Project into construction and production. He joins us from his most recent role as CFO, North America for Barrick Mining Corporation. Kevin held a variety of roles within Barrick, including site CFO for the Hemlo operations. Establishing proper systems and cost controls in advance of the start of construction is imperative to ensure proper cost management during the build phase and during operations. Kevin’s experience in operations in Ontario make him uniquely qualified to work with our operating team to put these systems in place. We are very excited to have Kevin join us to unlock the full potential of Fenn-Gib.”

Kevin Annett, incoming CFO for Mayfair Gold, stated, “I’m excited to join Mayfair at an important inflection point. Fenn-Gib is a high-quality asset with significant optionality, and the opportunity now is to translate that potential into tangible per share value through disciplined execution. I look forward to working closely with the Board and management team to deliver on Fenn-Gib’s value proposition.”

The Private Placement will result in the Company issuing to Mr. Annett 58,000 shares (the “Shares”) of Mayfair at a price of $4.38 per Share, representing the closing price for Mayfair on the TSX Venture Exchange (“TSX-V”) on April 6, 2026.

The Private Placement is subject to certain conditions including, but not limited to, receipt of all required regulatory approvals, including acceptance of the TSX-V.  The Shares will be subject to a 4-month and one day “hold period” as prescribed by applicable securities laws.

Grants and Security Based Compensation

Mayfair also announces that 250,000 options to purchase an equivalent number of common shares of the Company were granted to Kevin Annett. The 250,000 options were granted, effective April 7, 2026 at a strike price of $4.38 with a five-year expiry. These options will vest over the following period:

•One-third (1/3) of the options shall vest and become exercisable if the executive is actively employed with the Company on April 7, 2027

•1/36 of the options shall vest and become exercisable on each calendar month starting on May 7, 2027 for twenty-four (24) months thereafter for each subsequent month that the executive remains actively employed with the Company.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accept responsibility for the adequacy or accuracy of this press release.

About Mayfair Gold

Mayfair Gold is a Canadian gold development stage company focused on advancing the 100% controlled Fenn-Gib Project in the Timmins region of Northern Ontario. The Project’s pre-feasibility study (the “PFS”) outlines the potential to develop Fenn-Gib into a new Canadian gold producer for initial development capital of C$450 million, with a base case payback period of 2.7 years and cumulative free cash flow of C$896 million over the first six years of production based on a US$3,100/oz gold price. The Company is advancing permitting activities, detailed engineering and stakeholder engagement with the goal of starting construction in 2028 with initial production in 2030. See the Company’s news release dated January 8, 2026, titled “Mayfair Delivers Robust Pre-Feasibility Study for the Fenn-Gib Gold Project” for further information.

The scientific and technical content of this news release was reviewed, verified, and approved by Drew Anwyll, P.Eng., M.Eng., Chief Operating Officer of the Company, and a Qualified Person as defined by Canadian Securities Administrators’ National Instrument 43-101 – Standards of Disclosure for Mineral Projects.

For further information, please visit www.mayfairgold.ca or direct enquiries to:

Nicholas Campbell

CEO

Mayfair Gold Corp.

489 McDougall St

Matheson, ON P0K 1N0 Canada

+1-855-350-5600

info@mayfairgold.ca

Cautionary Statement Regarding Forward-Looking Information

This news release contains forward-looking information within the meaning of Canadian securities legislation and forward-looking statements within the meaning of United States securities legislation (collectively, “forward-looking statements”) that relate to Mayfair's current expectations and views of future events. Any statements that express, or involve discussions as to, expectations, beliefs, plans, objectives, assumptions or future events or performance (often, but not always, through the use of words or phrases such as "will likely result", "are expected to", "expects", "will continue", "is anticipated", "anticipates", "believes", "estimated", "intends", "plans", "forecast", "projection", "strategy", "objective" and "outlook") are not historical facts and may be forward-looking statements and may involve estimates, assumptions and uncertainties which could cause actual results or outcomes to differ materially from those expressed in such forward-looking statements. Forward-looking statements in this news release include, but are not limited to: the completion of the Private Placement, the issuance of the Shares, the intended use proceeds from the Private Placement, advancing Fenn-Gib into construction and production, unlocking the full potential of Fenn-Gib, Fenn-Gibb being a high-quality asset with significant optionality and the opportunity to translate that potential into tangible per share value through disciplined execution, the new CFO working closely with the Board and management team to deliver on Fenn-Gibb’s value proposition, and all related to the Project’s PFS, including expected commencement of construction and production. The Company believes that the expectations reflected in those forward-looking statements are reasonable but no assurance can be given that these expectations will prove to be correct and such forward-looking statements included in this news release should not be unduly relied upon. These statements speak only as of the date of this news release.

Forward-looking statements are based on a number of assumptions and are subject to a number of risks and uncertainties, many of which are beyond Mayfair's control, which could cause actual results and events to differ materially from those that are disclosed in or implied by such forward-looking statements. Such risks and uncertainties include, but are not limited to: the satisfaction of the conditions to the Private Placement acceptable to the Company; the Company receiving all requisite approvals in connection with the Private Placement, including the acceptance of the TSXV; and the ability of the Company to close the Private Placement on a timely basis or at all as well as those risk factors set out in the Company’s annual information form for the financial year ended December 31, 2024 available under the Company’s profile on SEDAR+ at www.sedarplus.ca. Mayfair undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required by law. New factors emerge from time to time, and it is not possible for Mayfair to predict all of them, or assess the impact of each such factor or the extent to which any factor, or combination of factors, may cause results to differ materially from those contained in any forward-looking statement. Any forward-looking statements contained in this news release are expressly qualified in their entirety by this cautionary statement.